VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Conlon Danberg

Re:	General Enterprise Ventures, Inc.
Registration Statement on Form S-1 Filed October 11, 2024 File No. 333-282611

Ladies and Gentlemen:

We are submitting this letter on behalf of General Enterprise Ventures, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated January 22, 2025 relating to the Company’s Amendment No. 1, filed December 31, 2024, to the Registration Statement on Form S-1 (Registration No. 333-282611) filed with the Commission on October 11, 2024 (the “Registration Statement”). Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update its financial statements and other disclosures.

In connection with responding to these comments, the Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filings, including all information required under the Securities Act of 1933 and all information investors require for an informed decision;

Staff comments, changes to disclosure in response to staff comments and/or declaration of effectiveness does not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments or declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Prospectus Summary, page 1

1. We note your response to prior comment 18 and your statement that the 10% royalty "is briefly described in the purchase agreement attached to this registration statement." Please revise to describe the terms of the royalty directly in the prospectus rather than by reference to an exhibit.

In response to the Staff’s comment, the Company has provided an explanation in the Prospectus Summary on page 1 relating to Mr. Conboy’s royalty and a Consulting Agreement that addresses the termination of the royalty.

2. We note your revised disclosure in response to prior comment 6 and your statement that "Mr. Conboy has remained involved with the Company as a technical consultant, and sales and marketing." Please expand on this statement to further describe the services Mr. Conboy provides to the Company as well as any compensation paid to Mr. Conboy for these services. Additionally, we note that the Membership Interest Purchase Agreement appears to grant Mr. Conboy a board seat on the board of directors of General Enterprise Ventures LLC. Please clarify if General Enterprise Ventures LLC is a different legal entity than General Enterprise Ventures, Inc., whether Mr. Conboy is a member of your board and if he is entitled to a board seat pursuant to the terms of this agreement.

In response to the Staff’s comment, the Company has provided an explanation in the Prospectus Summary on page 1 clarifying the error with respect to General Enterprise Ventures LLC, and Mr. Conboy’s services to the company, compensation, and ability to appoint a director.

Securities and Exchange Commission

February 13, 2025

3. Given your statement that prior to the acquiring the portfolio of intellectual property, neither Mr. Ralston nor MFB Ohio had a prior relationship with Mr. Conboy and your response noting that none of your directors (including Mr. Ralston) have professional experience in the fire retardant and fire suppression industry, please briefly describe the background of the transaction to acquire the intellectual property portfolio.

In response to the Staff’s comment, the Company has provided an explanation in the Prospectus Summary on page 1 providing the background to the transaction to acquire the intellectual property portfolio.

4. We note your revised disclosure in response to prior comment 7 and reissue the comment in part. Please revise to briefly explain here what it means to be an EPA certified fire retardant. For example, please explain the type of certification issued by the EPA, that you need to renew the certification every two years, as mentioned on page 18, and the specific criteria and process the EPA uses to evaluate fire retardants.

In response to the Staff’s comment, the Company has provided an explanation in the Prospectus Summary on page 1 providing the background with respect to being an EPA Safer Choice recipient.

Risk Factors

Risks Relating to Our Business, page 15

5. We note your response to prior comment 23 that neither your sole member of management or any of your directors has professional experience in the fire retardant and suppression industry. Please include risk factor disclosure to address this point.

In response to the Staff’s comment, the Company has provided a risk factor pertaining to the Company’s management and directors lack of fire retardant and suppression industry experience on page 15.

We do not currently have sufficient cash flow to maintain our business, page 17

6. We reissue comment 12. Your response letter notes you have revised your discussion of cash flow, but your disclosure still notes that you anticipate being cash-flow positive by the end of calendar year 2025. Please provide the basis for this statement, including any material assumptions.

In response to the Staff’s comment, the Company has provided an explanation, basis and assumption with respect to being cash flow positive by the end of calendar year 2025 on page 17.

Risks Related to Regulatory and Legal Matters

Our product or facilities could have environmental impacts and side effects, page 18

7. We note your revised disclosure in response to prior comment 17 that "[s]tudies that include relevant data have been attached to this registration statement." Please include a description of the relevant studies directly in the prospectus.

In response to the Staff’s comment, the Company has provided a description of the results pertaining to environmental impacts on page 18..

Risks Relating to Our Indebtedness

We are highly leveraged, page 19

8. We note your revised disclosure in response to prior comment 13 and your statement on page 19: "As of September 30, 2024, our outstanding indebtedness was $2,042,209. Of this indebtedness, principal amount of $1,121,000 ($633,107 on balance sheet, net of discount of $487,893) was incurred in connection with convertible notes issued during July 2024 and August 2024 and $153,530 was recorded as accounts payable. The remaining $1,255,572 of indebtedness was incurred between 2022 and 2023 to fund working capital." We also note that on page F-24 you show $1,255,572 as due to related parties as of September 30, 2024. Here or elsewhere in the prospectus, please expand your disclosure to provide all of the material terms of the convertible notes and the other indebtedness issued to fund working capital. In this regard, we note that the disclosure regarding the convertible notes and expenses to related parties does not appear to identify the lenders or applicable related parties.

Securities and Exchange Commission

February 13, 2025

In response to the Staff’s comment, the Company has provided the material terms pertaining to the convertible debt issued in July 2024 and August 2024 and other indebtedness to fund working capital on page 19. In addition, the Company identified the related party lender and its principal owner on page 19.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Professional fees, page 30

9. We note your revised disclosure in response to prior comment 15 and reissue the comment in part. The revised disclosure notes the $8.6 million accounting valuation for 1,200,000 shares of Preferred C stock for professional fees to TC Special Investments, Inc. as a consultant and related party. Please describe the nature of the work performed by TC Special Investments, Inc. We also note that during the nine months ended September 30, 2024, you incurred $3.25 million of additional professional fees. Please provide more detail on the nature of these expenses, such as the person or persons to whom you paid these fees and the nature of the services provided. In this regard, we note that the $3.25 million of professional fees appears to be your largest single operating expense and represents approximately 67% of your total operating expenses during this period.

In response to the Staff’s comment, the Company has provided an explanation of the nature of the work performed by TC Special Investments, Inc. on page 30, and an explanation of the nature of professional fees provided to other persons and the nature of the services provided by those persons on page 32.

Business, page 39

10. We note your revised disclosure in response to prior comment 11 that you compound your products in house with materials supplied from manufacturers. Please expand your disclosures to briefly describe the process by which you compound your products in house. In this regard, we note your disclosure on page 40 that you can drop ship orders through toll blenders, but your Business section does not appear to address how you prepare your final products.

In response to the Staff’s comment, the Company has provided an explanation regarding blending and shipping of product to customers on page 40.

11. The Membership Interest Purchase Agreement filed as Exhibit 10.2 provides for a 10% royalty on gross sales before taxes but also mentions a separate Royalty Agreement. Please revise to describe this agreement and file it as an exhibit or advise.

In response to the Staff’s comment, the Company has revised its discussion regarding the Membership Interest Purchase Agreement and that the parties did not enter into a separate royalty agreement on page 1. Accordingly, there is not royalty agreement to file as an exhibit.

Patents, trademarks and licenses and their duration, page 40

12. We note your response to prior comment 19 that you updated your table of patents. However, it does not appear that the relevant disclosures have been updated. Please revise to provide the type of patent protection and jurisdiction for each patent and clarify which patents relate to which of your products.

In response to the Staff’s comment, the Company has updated the table of patents to include the expiration date for patents that heave been granted. Please note that the table also lists patents that are pending and not granted, and thus no expiration date can be provided. Please also note that the patents are drafted in a manner that they cannot be associated with one product, and as such the Company is not able to clarify which patent is associated with any one product.

Competition, page 51

13. We reissue prior comment 21 in part. Please describe your competitive conditions in each of the market segments you operate in or plan to operate in, not just the commercial and residential construction industry. Specifically, please address competition for sales to fire departments.

In response to the Staff’s comment, the Company has clarified the competitive conditions in its market segments, including fire departments.

Securities and Exchange Commission

February 13, 2025

Item 16. Exhibits, page II-3

14. Please refile Exhibits 10.2. 99.1, 99.2 and 99.3 in the proper text-searchable format. They appear to have been uploaded as images. For guidance, please refer to Item 301 of Regulation S-T.

In response to the Staff’s comment, the Company has refiled Exhibits 10.2 and 99.1 in text-searchable format. The Company has removed Exhibits 99.2 and 99.3.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (832) 452-0269.

Sincerely, Law Office of Anthony F. Newton

/s/ Anthony F. Newton
Anthony F. Newton